UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No.1

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                               Trinad Capital L.P.
                        153 East 53rd Street, 48th Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 22, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinad Capital L.P.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY


--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                                 7)    SOLE VOTING POWER
NUMBER OF                              0
SHARES                         -------------------------------------------------
BENEFICIALLY                     8)    SHARED VOTING POWER
OWNED BY                               2,105,690
EACH                           -------------------------------------------------
REPORTING                        9)    SOLE DISPOSITIVE POWER
PERSON                                 0
WITH                           -------------------------------------------------
                                10)    SHARED DISPOSITIVE POWER
                                       2,105,690
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,105,690
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.87%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert Ellin
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY


--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             0
SHARES                         -------------------------------------------------
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              2,105,690
EACH                           -------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                0
WITH                           -------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      2,105,690
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,105,690
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.87%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

            Item 1.  Security and Issuer.

            The class of equity securities to which this statement relates is the common stock, par value .0001, (the "Common Stock") of Command Security Corp ("the Company"). The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed jointly by Trinad Captital L.P. ("Trinad Capital") and Robert Ellin, Managing Member of Trinad Capital, (together, the "Reporting Persons").

            Trinad Capital, a Delaware limited liability partnership, is a hedge fund dedicated to investing micro-cap companies, whose principal place of business is 153 East 53rd Street, 48th Floor, New York, NY 10022. Robert Ellin is principally employed as the General Partner of, and owns 6.2% of, Trinad Capital.

            (d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            Item 3.  Source and Amount of Funds or Other Consideration.

            Trinad Capital used an aggregate of $150,782.25 of cash to purchase an aggregate of 150,000 shares of Common Stock and warrants to purchase 383,015 shares of Comon Stock at an exercise price of $1.25 per share. The purchase price for such acquired shares of Common Stock and warrants for the purchase of shares of Common Stock was paid out of Trinad Capital's Investment Capital.

            Item 4.  Purpose of Transaction.

            On December 22, 2004, Trinad received 125,000 shares of Common Stock from William C. Vassell, a former officer and director of the Company as part of a settlement agreement between Mr. Vassell and the Company.

            On December 22, 2004, Trinad purchased 25,000 shares of Common Stock and warrants to purchase an additional 383,015 shares of Common Stock, at an exercise price of $1.25 per share, from Atlantis Equities, Inc. ("Atlantis"), an entity controlled by Nancy Ellin, the spouse of Mr. Ellin. Mr. Ellin is the President of Atlantis.

            The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes.

            Item 5.  Interest in Securities of the Issuer.

            (a) As of the date hereof, Trinad Capital may be deemed to beneficially own an aggregate of 2,105,690 shares of Common Stock, representing approximately 24.87% of the outstanding shares of Common Stock.

            As of the date hereof, Robert Ellin may be deemed to beneficially own an aggregate of 2,105,690 shares of Common Stock, representing approximately 24.87% of the outstanding shares of Common Stock

            (b) Trinad Capital and Robert Ellin have shared voting power over and shared power to dispose of 2,105,690 shares of Common Stock.

            (c) On December 17, 2004, Trinad received 35,088 shares of Common Stock from the Company upon exercise of warrants for such shares of Common Stock, at an exercise price of $1.03125 per share.

            (d) Not applicable.

            (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            None.

            Item 7. Material to be Filed as Exhibits.

            Exhibit A:  Joint Filing Agreement

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 22, 2004





                                          /s/ Robert Ellin
                                          ------------------------------------
                                          Robert Ellin
                                          General Partner, Trinad Capital L.P.

                                          _____________________
                                          Robert Ellin

                                    Exhibit A

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:   December 22, 2004


                                       Robert Ellin

                                       By: ____________________


                                       Trinad Capital L.P.



                                       By: /s/ Robert Ellin
                                          ------------------------------
                                        Name:  Robert Ellin
                                        Title: General Partner